

Mail Stop 7010

February 17, 2009

Via U.S. mail and facsimile

Mr. Christopher W. Larkin
Chief Financial Officer
National Investment Managers Inc.
485 Metro Place South, Suite 275
Dublin, OH   43017

>   RE: **Form 10-KSB for the fiscal year ended December 31, 2007**
>   **Form 10-Q for the period ended September 30, 2008**
>   **File No. 000-51252**

Dear Mr. Larkin:

We have reviewed your response letter dated January 20, 2009 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

Consolidated Financial Statements

Note 4 – Commitments and Contingencies, page F-12

1. We note your proposed revisions to future filings as provided in your response to comment 1 from our letter dated December 9, 2008. Since your independent auditors' opinion indicates that your financial statements are presented in accordance with GAAP, it is not appropriate for your financial statement footnotes to disclose that you do not comply with GAAP. Please revise your proposed future filing disclosures accordingly and show us supplementally what your revised disclosure will look like.

Note 7 – Debt, page F-14

2. We note your response to comment 2 from our letter dated December 9, 2008. Your proposed disclosure of minimum EBITDA includes amounts not included in EBITDA as commonly defined. As previously requested, please retitle the measure accordingly to something like minimum adjusted EBITDA. In addition, we previously asked you to include a reconciliation of your most stringent debt covenant computations to relevant GAAP amounts. It does not appear that your proposed disclosures include the requested reconciliation. Please show us how you will revise your future filings to show how minimum adjusted EBITDA reconciles to GAAP amounts for each period presented.

*   *   *   *

Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief